

Investor Meetings
May 23, 2007



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the meeting today will include forward-looking statements relating to our sales, income from operations, depreciation and amortization, our worldwide markets, our growth in relation to end markets we serve operating efficiencies at our Tulsa facility and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Worldwide leader of friction products to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- Approximately 50% of sales generated from stable OE service and direct aftermarket due to "wear-part" quality nature of product

- Long standing blue chip customer relationships: 20+ years

- Strong Balance sheet with >$90.0 million in cash and marketable securities

- Significant management ownership: 32% of common shares

Precision Components Segment Sale

- Gross proceeds $94.2 million

- Sale closed at end of January 2007

- Available options for use of proceeds:

  - *Stock Buyback - $4.0 million plan approved*

  - *Bond Tender (per indenture, at par, after 180 days)*

  - *Proceeds not used for stock buy-back or tender*

    - Friction products growth opportunities through acquisitions

    - Internal project development

    - Additional debt reduction

Tulsa Plant Start-up

- Leadership changes provided clear focus on manufacturing excellence

- Tulsa turned profitable (EBITDA) in the 2nd quarter of 2006

- Productivity levels continue to strengthen

  - *Cost controls taking effect*
  - *Scrap levels continue to decline*
  - *Past due levels declining*
  - *On-time delivery metrics improving*

- Continued focus on lean manufacturing strategy

Technology Initiatives

- Fuel Cell development
  - *Partnership with UTC in development of next generation fuel cell technology*
  - *Recipient of $1.0 million grant from State of Ohio for Fuel Cell development work*
- Carbon based friction technology development
- Other composite material development

Hawk serves some of the world's best known companies

CATERPILLAR®

ABSC AIRCRAFT BRAKING SYSTEMS CORPORATION

E·AT·N

GOODRICH


JOHN DEERE



PEPBOYS AUTO Parts, Service and So Much More

CNH



Revenues by Market
Full Year
12/31/2006



Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK CORPORATION

FPG Market Position

($ in Millions)

Market	Total Market Size	2006 Hawk Sales	2005 Hawk Sales	Competition	Customers
Off-Highway	$300	$111.0 Up 27.3%	$87.2	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Dana ▪ ZF Sachs ▪ Allison
Aircraft	$90	$32.4 Up 20.4%	$26.9	▪ Honeywell	▪ Goodrich ▪ ABS ▪ Parker Hannifin
On-Highway	$170	$28.3 Up 9.3%	$25.9	▪ Miba	▪ Eaton ▪ ZF Sachs
Specialty & Perf. Brake	$180	$28.2 Up 4.1%	$27.1	▪ Miba ▪ Carbonne ▪ Toshiba	▪ Hayes/Harley ▪ Military Humvee ▪ Bombardier ▪ Arctic Cat ▪ Pep Boys

HAWK CORPORATION

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street performance

Manufacturer of high performance clutch and drive train components for motorsport applications

HAWK
CORPORATION

Racing Developments

- Improving internal competencies required by high tech racing teams

- Participating in NASCAR's "Car of Tomorrow" initiative

- Sourcing from new gear provider

- Opportunities to gain multi-car teams for 2007 race season and beyond

HAWK
CORPORATION

1st Quarter Consolidated Income

	3/31/2007	3/31/2006
Revenue	$58.2*	$52.8
Gross profit	$15.0	$9.1
Gross profit %	25.8%	17.2%
Operating income	$5.3	$0.1
Operating income %	9.1%	0.2%
Income from continuing operations, after tax	$2.0	$(1.5)
Discontinued operations, net of tax	$10.7	$1.9
Net income	$12.8	$0.4
Diluted EPS from continuing operations	$.21*	($.16)
Diluted EPS	$1.36	$.04

* Quarterly record

2007 projected operating results

(in millions)	12/31/2004	12/31/2005	12/31/2006	12/31/2007 Guidance
Net sales	$162.6	$181.9	$212.0	$217.0 – $222.0
Income from operations	$11.0	$2.4	$9.9	$11.0 – $14.0
Non-recurring costs	1.8	6.2	4.5	0.0
Adjusted income from operations	$12.8	$8.6	$14.4	$11.0 – $14.0
Deprec & amort	$7.0	$7.2	$7.3	$7.0 – $8.0

HAWK CORPORATION

Investment Summary 2007

- Company focusing on strongest segment
- Assessing best way to redeploy assets
  - *Acquisitions, stock buy-back, internal projects, debt retirements*
- Business base
  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *Lean-out manufacturing providing margin upside*
  - *Good business characteristics – wear parts, strong after-market, pricing control, long term customer relationships, strong technology development programs*

